UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 0-2989

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMERCE BANCSHARES, INC.
1000 Walnut, Kansas City, MO 64106

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE BANCSHARES
PARTICIPATING INVESTMENT PLAN

By: /s/ Jeffery D. Aberdeen
Jeffery D. Aberdeen
Co-Chairperson, Retirement Committee

By: /s/ Sara E. Foster
Sara E. Foster
Co-Chairperson, Retirement Committee

Date: June 27, 2014

Report of Independent Registered Public Accounting Firm
The Retirement Committee of Commerce Bancshares, Inc.
Commerce Bancshares Participating Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Commerce Bancshares Participating Investment Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for each of the years in the three year period ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for each of the years in the three year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Kansas City, Missouri
June 27, 2014

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
ASSETS

Investments, at fair value:
Commerce Bancshares, Inc. Common Stock Fund:
Commerce Bancshares, Inc. Common Stock	$164,117,312	$135,694,729
Fidelity Retirement Money Market Fund	5,109,056	3,605,627
Commerce Bancshares, Inc. Common Stock Fund	169,226,368	139,300,356

Mutual funds	349,206,298	273,539,228
Total investments	518,432,666	412,839,584

Notes receivable from participants	10,407,887	9,751,023

Total assets	528,840,553	422,590,607

LIABILITIES

Excess contributions payable	4,902	51,635

Net assets available for benefits	$528,835,651	$422,538,972

See accompanying notes to financial statements.

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2013, 2012, and 2011

	2013	2012	2011
Additions to Net Assets Attributable to:
Investment income:
Interest	$3,568	$3,113	$3,003
Dividends	12,906,876	11,001,228	8,700,763
Net appreciation (depreciation) in fair value of investments	90,079,357	16,727,106	(8,661,555)
Total investment income	102,989,801	27,731,447	42,211

Interest income on notes receivable from participants	424,074	422,696	406,728

Contributions:
Participant	19,732,061	18,543,147	18,048,440
Employer	13,244,374	12,450,274	11,753,124
Participant rollover	2,081,046	1,449,455	1,107,284
Total contributions	35,057,481	32,442,876	30,908,848
Total additions	138,471,356	60,597,019	31,357,787

Deductions from Net Assets Attributable to:
Distributions to participants	(32,121,465)	(22,777,337)	(28,670,419)
Administrative expenses	(53,212)	(38,661)	(43,685)
Total deductions	(32,174,677)	(22,815,998)	(28,714,104)

Net increase	106,296,679	37,781,021	2,643,683
Net assets available for benefits:
Beginning of year	422,538,972	384,757,951	382,114,268
End of year	$528,835,651	$422,538,972	$384,757,951

See accompanying notes to financial statements.

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Notes to Financial Statements
Years ended December 31, 2013, 2012, and 2011

(1)	Description of the Plan

General

The following description of the Commerce Bancshares Participating Investment Plan (the Plan) is provided for general informational purposes only. Terms of the Plan are more fully described in the Plan document, which is available to each participant. The Plan is a defined contribution plan that is qualified under section 401 of the Internal Revenue Code and covers employees of Commerce Bancshares, Inc. (the Company) or a participating subsidiary who are 21 years or older. Employees are eligible to participate as of the first day of the month following the completion of thirty days of service. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

The Company is the plan sponsor and is advised by the Retirement Committee of Commerce Bancshares, Inc., which acts as the plan administrator. Commerce Bank, a subsidiary of the Company, is the trustee of the Plan. There were 4,447 and 4,296 participants with balances in the Plan at December 31, 2013 and 2012, respectively.

Contributions

Participating employees may elect to contribute to the Plan a maximum of 25% of their eligible compensation, as defined by the Plan, and subject to certain limitations under the Internal Revenue Code (not to exceed $17,500 in 2013, $17,000 in 2012 and $16,500 in 2011). These participant contributions are made on a pre-tax basis. Effective July 1, 2013, the Company also offered employees the option to make Roth contributions. The Roth contributions made by the employee are included in the employees income at the time deferred and are segregated with a separate Roth account within the Plan. The Roth contributions, together with the participant's pre-tax contributions, are subject to the limitations above. Additionally, participants who attained the age of 50 could contribute an additional $5,500 of catch-up contributions in each of the years 2013, 2012 and 2011. The catch-up contributions are not subject to the employer matching contribution.

The Company's matching contribution is a graded matching percentage from 50% - 100% determined by age plus years of employment on the first 7% of eligible compensation.  Additionally, the Company may make a discretionary contribution. In 2013, the Company made a discretionary contribution of $1.6 million. In 2012 and 2011, the Company made discretionary contributions of $1.6 million and $1.5 million, respectively. Discretionary contributions are included in Employer Contributions in the statement of changes in net assets available for benefits.

Participants have the option to direct the investment of their contributions and the matching employer's contributions in any combination of the Commerce Bancshares, Inc. Common Stock Fund (Company Stock Fund), Commerce Bond Fund, Commerce Growth Fund, Commerce Short Term Government Bond Fund, Vanguard Total Stock Market Index Fund, Vanguard Small Cap Value Index Fund - Institutional Class, Fidelity Freedom K Income Fund, Fidelity Freedom K 2005 Fund, Fidelity Freedom K 2010 Fund, Fidelity Freedom K 2015 Fund, Fidelity Freedom K 2020 Fund, Fidelity Freedom K 2025 Fund, Fidelity Freedom K 2030 Fund, Fidelity Freedom K 2035 Fund, Fidelity Freedom K 2040 Fund, Fidelity Freedom K 2045 Fund, Fidelity Freedom K 2050 Fund, Fidelity Freedom K 2055 Fund, Fidelity Retirement Money Market Fund, Fidelity Retirement Government Money Market Fund, Fidelity Mid Cap Value Fund, Spartan 500 Index Fund - Institutional Class, 3rd Ave. Real Estate Value Fund, ABF Large Cap Value Fund, Dodge & Cox International Stock Fund, Vanguard Morgan Growth Fund - Admiral Shares, Columbia Acorn International Fund, DFA Emerging Markets Value Fund, Invesco Small Cap Growth Fund - R5 Class, Morgan Stanley Institutional Mid

Cap Growth Fund - I Class, Spartan International Index Fund - Advantage Class, Spartan U.S. Bond Index Fund - Institutional Class and the American Century Inflation Adjusted Fund. No new investment options were added or eliminated during 2013.

Participants may roll over funds into the Plan from any qualified plan, subject to the approval of the plan administrator. Rollover contributions earn investment income and share in investment gains or losses. Participants are 100% vested in rollover contributions. Participants direct the investment of their rollover contributions to any of the various investment options offered by the Plan. Effective July 1, 2013, participants may rollover Roth funds into a segregated Roth account within the Plan.

Assets of the Company Stock Fund include Commerce Bancshares, Inc. common stock. As a result, cash dividends on Commerce Bancshares, Inc. common stock are paid directly to the Company Stock Fund and allocated to the participants. Participants with balances in the Company Stock Fund have the option to reinvest their cash dividends in the Company Stock Fund or have dividends paid to them directly.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions, and an allocation of Plan earnings and administrative expenses. The earnings allocation is based on the performance of the participant's allocated investment fund balances. The benefit to which a participant is entitled is the vested portion of the participant's account.

Participants may make transfers between existing fund balances at any time. Participating employees may change future investment elections at any time upon notification to the Plan. Both transactions are done in 1% increments.

Participant Vesting

Participants are vested immediately in their contributions plus actual earnings thereon, however, only upon termination of employment are participants entitled to receive their contributions and accumulated earnings thereon. Current Company matching contributions and Company discretionary contributions are subject to the following vesting schedule:

Years of vesting service	Percentage vested

Less than 3	0%
3 or more	100

A participant will become fully vested in the value of all Company contributions in the event of death, permanent and total disability, or retirement on or after age 65, regardless of the participant's years of vesting service. A year of vesting service generally is each Plan year during which the participant earns at least 1,000 hours of service and is over the age of 18.

Forfeitures

Forfeitures are based on the nonvested portion of the Company's contribution upon employee termination. Forfeited amounts are applied as a reduction of contributions by the Company or by participating subsidiaries. Forfeitures were used to reduce the Company's contribution by $143,009 in 2013, $122,490 in 2012 and $150,129 in 2011. The balance of unallocated forfeitures available to offset future Company contributions amounted to $29,367 and $12,805 at December 31, 2013 and 2012, respectively.

Notes Receivable from Participants

A participant may borrow from the Plan amounts collateralized by the vested portion of his or her Plan account. These loans may not exceed the lesser of $50,000 or 50% of the participant's vested account balance (excluding employee stock ownership plan account balances). The loans are repaid through payroll deductions over terms which are based upon the amounts borrowed and normally do not exceed five years. The loans are secured by the balance in the participant's account. Interest rates charged on participant loans are based on the Commerce Prime Rate plus 1% at the date of the distribution and are fixed throughout the life of the loan. The participant may continue to make contributions to the Plan throughout the term of the loan.

Administrative Expenses

Certain administrative functions are performed by officers or employees of Commerce Bancshares, Inc. (the Company). No such officer or employee receives compensation from the Plan. Administrative expenses incidental to the administration of the Plan may be paid by the Company, and, if not paid by the Company, shall be paid by the Plan. A setup fee for new loans is deducted from the respective participant's account. The Company elected to pay substantially all other administration fees for the years ended December 31, 2013, 2012 and 2011 and presently intends to continue to do so, although the Company can, at its discretion, discontinue this practice.

Distributions

Distributions of vested account balances are available upon termination, retirement, death or permanent and total disability. Distributions are made in lump sum amounts to the participant or designated beneficiaries.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investments

The Plan's investments are held in an account at Fidelity Management Trust Company. On each valuation date, as defined by the Plan, securities held by the Plan are valued at fair value, and the increase or decrease in the value of securities held, plus any net income or loss of the Plan, is allocated to the participant's accounts. Refer to the Fair Value Measurements note for additional valuation information.

Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses. Also included is the reinvestment of interest and dividends earned on funds invested in the mutual and Company Stock funds. Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Interest is accrued as earned and dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants

Loans to participants are carried at amortized cost and are measured as the unpaid principal balance plus any accrued but unpaid interest. Delinquent participation loans are reclassified as distributions, based upon the terms of the Plan document.

Use of Estimates

The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare its financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Payment of Benefits

Distributions to the participants of the Plan are recorded when paid.

(3)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(4)	Company Stock Fund

The Company Stock Fund is accounted for on a unit accounting basis. The fund has a cash reserve in order to provide the liquidity necessary to process daily fund transactions by the close of market each business day. The cash reserve generally represents between one and five percent of the total fund value and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2013 and 2012, the cash reserve totaled approximately $5.1 million and $3.6 million, respectively.

In January 1995, all assets held by the Company's qualified employee stock ownership plan were merged into the Plan and remain under a portion of the Plan that qualifies as an employee stock ownership plan (ESOP). All Company common stock attributable to the ESOP has been fully allocated to participant account balances at December 31, 2013 and 2012 and is held as units of the Company Stock Fund. At December 31, 2013 and 2012, 728 and 772 participants, respectively, had an ESOP related account balance.

Information about changes in ESOP assets included in the Company Stock Fund for the years ended December 31, 2013, 2012 and 2011, is as follows:

	2013	2012	2011
Beginning balance:	$24,042,291	$25,460,212	$26,096,312
Net (depreciation) appreciation in
fair value of investments	6,874,181	(275,161)	157,942
Distributions to participants	(1,441,425)	(1,142,760)	(794,042)
Ending balance	$29,475,047	$24,042,291	$25,460,212

In addition, the Company Stock Fund utilizes available cash from participant and employer directed contributions and dividends to purchase Commerce Bancshares Inc. common stock on the open market. During 2013, 2012 and 2011, total dividends paid on shares of Company stock held by the Company Stock Fund and the amount thereof which was distributed directly to the participants is as follows:

	2013	2012	2011
Portion of dividend reinvested in Company stock	$1,427,382	$3,718,582	$1,210,211
Portion of dividend distributed to participants	1,761,557	4,827,985	1,812,424
Dividends paid on shares of Company stock	$3,188,939	$8,546,567	$3,022,635

(5)	Investments

The following table sets forth investments that represent 5% or more of the market value of the Plan's net assets at December 31, 2013 or 2012:

	2013	2012
Company Stock Fund:
Commerce Bancshares, Inc. Common Stock	$164,117,312	$135,694,729
Fidelity Retirement Money Market Fund	5,109,056	3,605,627
Company Stock Fund	169,226,368	139,300,356
Commerce Bond Fund**	26,087,726	30,348,942
Spartan 500 Index Fund - Institutional Class	34,991,167	25,072,145
Fidelity Retirement Money Market Fund**	24,974,529	22,686,492
Commerce Growth Fund	26,716,354	21,504,062
ABF Large Cap Value Fund*	27,062,143	18,225,867
Vanguard Total Stock Market Fund*	31,052,216	20,441,297
* Investments represented 5% or more of the Plan's net assets at December 31, 2013 only.
** Investments represented 5% or more of the Plan's net assets at December, 31, 2012 only.

During 2013, 2012 and 2011 the Plan's investments appreciated (depreciated) in value as follows:

	2013	2012	2011
Company Stock Fund	$44,091,377	$(4,486,513)	$1,407,681
Mutual Funds	45,987,980	21,213,619	(10,069,236)
	$90,079,357	$16,727,106	$(8,661,555)

(6)	Federal Income Taxes

In a determination letter dated September 12, 2013, the Internal Revenue Service stated that the Plan met the requirements of section 401(a) of the Internal Revenue Code (IRC) and the Trust established thereunder was exempt from federal tax under section 501(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan, as designed and operated, is in compliance with the applicable provisions of the IRC.

The Company is entitled to deduct for federal income tax purposes the amount of contributions made by the Company and each of its participating subsidiaries for the benefit of employees. In general, neither such contributions nor the income from the trust will be taxable to participants as income prior to the time such participants receive a distribution from the Plan. Participant contributions are not required to be included in the employees' taxable income until the year or years in which they are distributed or made available to them.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(7)	Transactions with Related Parties

Certain Plan investments are shares of mutual funds managed by The Commerce Trust Company, a division of Commerce Bank. The Company Stock Fund also includes shares of Company common stock. Transactions in these funds qualify as party-in-interest transactions. Plan investments also include shares of mutual funds managed by Fidelity Management Trust Company, custodian of the Plan, and Fidelity Investments Institutional Operations Company, Inc., record keeper of the Plan. Transactions in these funds are exempt party-in-interest transactions under ERISA.

Transactions with the Company and its affiliates during the years ended December 31, 2013, 2012, and 2011 were as follows:

	Purchases		Sales
					Realized
	Units	Cost	Units	Proceeds	Gains (Losses)
2013
Company Stock Fund	790,595	$19,632,840	1,394,484	$33,798,205	$8,365,632
Commerce Mutual Funds	743,380	16,757,078	866,000	18,245,935	664,794

2012
Company Stock Fund	1,543,693	$32,890,444	1,153,190	$25,041,440	$3,838,720
Commerce Mutual Funds	768,885	16,370,367	685,795	14,848,600	822,809

2011
Company Stock Fund	1,081,068	$22,431,122	1,305,078	$27,584,300	$4,620,906
Commerce Mutual Funds	763,346	15,473,665	594,204	12,325,040	535,025

(8)	Excess Contributions Payable

Contributions received from participants for 2013 and 2012 are net of payments of $4,902 made in February 2014 and payments of $51,635 made in February 2013 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.  At December 31, 2013 and 2012, $4,902 and $51,635, respectively, have been included in the Plan's statements of net assets available for benefits as excess contributions payable.

(9)	Fair Value Measurements

The Plan follows the Financial Accounting Standards Board's (FASB) guidance for fair value measurements. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Plan uses various valuation techniques and assumptions when estimating fair value, which are in accordance with the FASB's guidance. The guidance establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 - inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

•
Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, and inputs that are observable for the assets or liabilities, either directly or indirectly (such as interest rates, yield curves, and prepayment speeds).

•
Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value. These may be internally developed, using the Plan's best information and assumptions that a market participant would consider.

When determining the fair value measurements for assets and liabilities required or permitted to be recorded or disclosed at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Plan looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Plan looks to market observable data for similar assets and liabilities. To the extent certain assets and liabilities are not actively traded in observable markets, the Plan would use alternative valuation techniques to derive an estimated fair value measurement.

Following is a description of the Plan's valuation methodologies used for assets measured at fair value on a recurring basis:

Common Stock

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Because the inputs to these assets are quoted prices in an active market, the measurements are classified as Level 1.

Mutual Funds

Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end. Because the inputs to these assets are quoted prices in an active market, the measurements are classified as Level 1.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013 and 2012. There were no transfers between levels in the hierarchy in 2013 or 2012.

		Quoted Prices	Significant	Significant
		in Active	Other	Other
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2013	(Level 1)	(Level 2)	(Level 3)

Company Stock Fund:
Commerce Bancshares, Inc.
Common Stock	$164,117,312	$164,117,312	$—	$—
Short Term Fixed Income
Mutual Fund	5,109,056	5,109,056	—	—

Mutual Funds:
Large Cap	130,228,469	130,228,469	—	—
Mid Cap	29,705,033	29,705,033	—	—
Small Cap	24,208,135	24,208,135	—	—
International	32,028,921	32,028,921	—	—
Specialty	2,769,696	2,769,696	—	—
Target Date
Blended Fund	53,814,550	53,814,550	—	—
Other Blended
Fund	847,287	847,287	—	—
Fixed Income	37,549,858	37,549,858	—	—
Other Income	3,204,297	3,204,297	—	—
Short-Term
Fixed Income	34,850,052	34,850,052	—	—
	$518,432,666	$518,432,666	$—	$—

		Quoted Prices	Significant	Significant
		in Active	Other	Other
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2012	(Level 1)	(Level 2)	(Level 3)

Company Stock Fund:
Commerce Bancshares, Inc.
Common Stock	$135,694,729	$135,694,729	$—	$—
Short Term Fixed Income
Mutual Fund	3,605,627	3,605,627	—	—

Mutual Funds:
Large Cap	92,283,541	92,283,541	—	—
Mid Cap	18,522,219	18,522,219	—	—
Small Cap	15,620,613	15,620,613	—	—
International	22,936,145	22,936,145	—	—
Specialty	1,943,092	1,943,092	—	—
Target Date
Blended Fund	41,347,420	41,347,420	—	—
Other Blended
Fund	913,828	913,828	—	—
Fixed Income	44,824,934	44,824,934	—	—
Other Income	4,918,236	4,918,236	—	—
Short-Term
Fixed Income	30,229,200	30,229,200	—	—
	$412,839,584	$412,839,584	$—	$—

(10)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(11)	Plan Amendment

During 2013, the Plan was amended as follows:

•	To provide that employees are eligible to participate in the Plan as of the first day of the month following the completion of thirty days of service.

•
To allow employee contributions and rollovers into a separate Roth Account within the Plan. The Roth Account assets are segregated from other Plan assets, and if no election as to the type of contribution is made, the contributions are deemed to be salary redirection (pre-tax) contributions. Total employee contributions, including both pre-tax contributions and Roth contributions, are subject to the annual maximum dollar deferral specified in the Internal Revenue Code.

•
To reflect requirements identified by the Internal Revenue Service during their review of the Plan's determination letter application. These amendments did not have a significant impact on the Plan financial statements.

During 2012, the Plan was restated. The restatement of the Plan amends and restates the 1997 Restatement of the Plan, as amended, in its entirety, is effective for plan years beginning on or after January 1, 2012, and includes the following:

•	To allow employer contributions to be calculated on a plan year basis. Previously, these contributions were calculated on a payroll by payroll basis.

•
To allow the Company to make discretionary contributions designated as qualified non-elective employer contributions for any plan year, and to allow those contributions to be treated either as an elective deferral or employer matching contribution in accordance with the applicable Treasury Regulations issued under IRC Section 401(k) and 401(k).

•	To allow participants to receive a distribution of his or her rollover contributions at any time even though the participant may still be employed.

During 2011, the Plan was amended to comply with the Worker, Retiree and Employer Recovery Act of 2008, which allowed the Plan to suspend age 70-1/2 minimum required distributions for the 2009 calendar year only.

(12)	New Accounting Pronouncements

During 2013, there were no new accounting pronouncements adopted by the Plan.

(13)	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through June 27, 2014, the date at which the consolidated financial statements were available to be issued, and determined that there are no other items to disclose.

				Schedule 1
COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
EIN #: 43-0889454
Plan #: 002
December 31, 2013
		Number
(a)	(b) Identity of issue	of shares/units	(d) Cost	(e) Fair Value

*	Commerce Bancshares, Inc. Common Stock Fund:
*	Commerce Bancshares, Inc. Common Stock	3,650,222	**	$164,117,312
*	Fidelity Retirement Money Market Fund	5,109,056	**	5,109,056
	Total Common Stock Fund	6,207,864		169,226,368

	Mutual Funds
	3rd Ave. Real Estate Value Fund	96,103	**	2,769,696
	ABF Large Cap Value Fund	992,742	**	27,062,143
	American Century Inflation Adjusted Fund	277,910	**	3,204,297
	Columbia Acorn International Fund	74,297	**	3,468,161
*	Commerce Bond Fund	1,303,734	**	26,087,726
*	Commerce Growth Fund	854,103	**	26,716,354
*	Commerce Short Term Government Bond Fund	446,186	**	7,870,715
	DFA Emerging Markets Value Fund	141,969	**	3,919,754
	Dodge & Cox International Stock Fund	521,745	**	22,455,907
*	Fidelity Freedom K 2005 Fund	61,927	**	832,303
*	Fidelity Freedom K 2010 Fund	183,442	**	2,573,688
*	Fidelity Freedom K 2015 Fund	488,673	**	6,958,708
*	Fidelity Freedom K 2020 Fund	677,900	**	10,087,152
*	Fidelity Freedom K 2025 Fund	546,909	**	8,482,557
*	Fidelity Freedom K 2030 Fund	576,711	**	9,146,641
*	Fidelity Freedom K 2035 Fund	260,588	**	4,268,425
*	Fidelity Freedom K 2040 Fund	359,547	**	5,921,743
*	Fidelity Freedom K 2045 Fund	135,176	**	2,270,951
*	Fidelity Freedom K 2050 Fund	183,007	**	3,087,328
*	Fidelity Freedom K 2055 Fund	15,332	**	185,053
*	Fidelity Freedom K Income Fund	70,843	**	847,287
*	Fidelity Mid Cap Value Fund	331,920	**	7,501,389
*	Fidelity Retirement Government Money Market Fund	9,875,524	**	9,875,524
*	Fidelity Retirement Money Market Fund	24,974,529	**	24,974,529
	Invesco Small Cap Growth Fund R5 Class	285,857	**	12,131,756
	Morgan Stanley Institutional Mid Cap Growth Fund I Class	490,038	**	22,203,644
*	Spartan 500 Index Fund - Institutional Class	534,298	**	34,991,167
*	Spartan International Index Fund Adv	53,728	**	2,185,098
*	Spartan U.S. Bond Index Fund - Institutional Class	316,146	**	3,591,417
	Vanguard Morgan Growth Fund Adm	131,164	**	10,406,590
	Vanguard Small Cap Value Index Fund Institutional Class	516,747	**	12,076,379
	Vanguard Total Stock Market Index Fund	665,072	**	31,052,216
	Total Mutual Funds			349,206,298

	Total assets held for investment purposes			518,432,666

	Loans to Participants--Interest rates on these loans
	range from 4.25% to 10.50%		—	10,407,887
	Total assets			$528,840,553

	* Party-in-interest as defined by ERISA.
	** In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost
	component of participant-directed investments.

EXHIBIT INDEX

23.1    Consent of Independent Registered Public Accounting Firm - KPMG LLP